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GiveMePower
Powering the design/build process. TM



August 22, 2001

Mr. Chris Windsor
Mail Stop 0408
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549

Re: GiveMePower Corporation

Dear Mr. Windsor:

We hereby amend the 1st paragraph pursuant to Rule 457 of our initial SB-2 filing dated August 10, 2001 as follows:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Sincerely,


 /S/ TODD NOBLE

Todd Noble, CFA
Treasurer, Secretary & Chief Financial Officer













GiveMePower Corp. Suite 230, 5925 12 St SE  Calgary, AB  T2H 2M3
T (403) 287.6001 F (403) 287.6002   TF (888) 97.POWER
www.givemepower.com